FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2011……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 29, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Account Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report For The 111th Business Term From January 1, 2011 to June 30, 2011 Canon Inc.

Interim Report For The 111th Business Term

From January 1, 2011 to June 30, 2011

TRANSLATION

1

To  Our  Shareholders

On behalf of the Canon Group, we would like to convey our heartfelt sympathies for all those who have suffered as a result of the Great East Japan Earthquake. We pray for the earliest recovery and reconstruction of the stricken areas.

We would like to present our report for the summary of the first half of our 111th business term (from January 1, 2011 to June 30, 2011).

Despite expressions of concerns about slowing recoveries in the U.S. and other economies, the overall global economy during the first half of the current business term maintained the gradual and modest recovery trend from last year. Of particular note were China and India, which continued to expand their economies on rising internal demand. On the other hand, Japanese economy was starting to show signs of an upturn from the beginning of the year, but later there was a return of difficult conditions due to the Great East Japan Earthquake, which occurred in March, caused declines in both production activity and personal consumption. In foreign exchange markets, the rapid yen appreciation that began in the latter half of last year continued, putting the yen against both the U.S. dollar and euro at exchange rates significantly higher than those for the first half of the previous business term.

Conditions in markets in which the Canon Group operates – the office-use, consumer, and industrial equipment markets – were all generally solid from a global perspective, however, they were affected by factors including lower demand or instability in product supplies that resulted from the earthquake.

    Under such business conditions, the Canon Group has embarked on its new five-year plan, Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan” during the current business term. With “Aiming for the Summit —Speed & Sound Growth” as our slogan, we aim to become one of the world’s top 100 companies in terms of key management indicators. We endeavored to introduce innovative products and services, strengthen our global sales capabilities paying particular attention to Asia, and lower a cost-to-sales ratio. After the earthquake, we directed all of our efforts toward swiftly repairing and restoring damaged buildings and facilities, and as a result we have already restarted production activities at all of our production sites.

As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,675.8 billion yen (down 2.9% from the first half of 2010), income before income taxes of 163.7 billion yen (down 18.8%), and net income attributable to Canon Inc. of 109.3 billion yen (down 12.2%). Also on a non-consolidated basis, we recorded net sales of 1,000.8 billion yen (down 9.7%), ordinary profit of 147.0 billion yen (down 5.8%), and net income of 90.6 billion yen (up 13.9%).

For the interim dividend, we have decided to pay 60.0 yen per share from August 26.

As for business conditions in the second half, while continued recovery is expected for the global economy, there are also risks of slow-down of economy due to factors such as fiscal anxiety in some countries and instability in the financial markets. Furthermore, in Japan, it is difficult to be optimistic because there are uncertainties concerning the resolution of electric power shortages and the timing for component supplies to return to normal.

In the face of these conditions, the Canon Group is united in its commitment to improve our business results in the second half of this business term.

We look forward to your continued support and encouragement.

August, 2011	FUJIO MITARAI
Chairman & CEO

TSUNEJI UCHIDA
President & COO

2

Start of Excellent Global Corporation Plan Phase IV

Aiming for “Sound Growth”

Since 1996, Canon has been promoting its long-term management plan, the “Excellent Global Corporation Plan,” under the philosophy of kyosei, with the aim of being a corporate group that continuously contributes to society through technological innovation and is worthy of admiration and respect worldwide.

Excellent Global Corporation Plan: Achievements to Date

1996~ Phase I

Strengthened our financial structure by thoroughly eliminating wastefulness, with production reforms playing a major role, based on changing our mindset with a focus on total optimization and profitability.

2001~ Phase II

Recognized the need for digitalization and raised product competitiveness by enhancing our development infrastructure and reinforcing key components.

2006~ Phase III

Strove to achieve "Sound Growth," seeking high growth levels by establishing new businesses while raising the profitability of existing businesses. With the global economy plunging into the global recession, shifted direction towards "improving the quality of management."

Set up an even stronger financial structure and increased momentum towards a dramatic leap forward from now.

2011~ Phase IV

Tackle again the challenge of achieving "Sound Growth" through timely change in advance of changes in the times.

Slogan: **"Aiming for the Summit –Speed & Sound Growth"**

Set our 2015 Management Targets as follows and apply all Canon Group's resources to our aim of joining the ranks of "the World's Top 100 Companies" in terms of major management indicators.

Net Sales	Operating Profit Ratio	Net Income Ratio	Shareholders' Equity Ratio	
¥5 trillion or more	20% or more	10% or more	75% or more	→ **World's Top 100 Companies**

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Canon Inc. 111th Interim Business Report

4

Highlights of Financial Results

1

During the first half of the current business term, amid concerns of a substantial drop in revenue and profits as a result of the Great East Japan Earthquake’s influence on our production, we concentrated all our energy into efforts such as early restoring of buildings and facilities, securing supply of components, and so on, with cooperation of many people from various sectors.

2

As a result, consolidated net sales declined only slightly, by 2.9% in comparison to the first half of 2010, partly due to the contribution of the consolidation of Océ N.V. in March last year. Consolidated net income attributable to Canon Inc. fell 12.2% in comparison to the first half of 2010, but even under such difficult circumstances, we still managed to earn 109.3 billion yen profit.

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Canon Inc. 111th Interim Business Report

Business Conditions by Operations

Sales by Operations (Consolidated) and Constituent Ratio
(100 MILLIONS OF YEN)

6

Business Conditions by Operations 1 Office Business Unit

The market for office network digital multifunction devices performed well in general, despite a slight contraction of the domestic market due to the earthquake. Under such conditions, the disruption of component supplies due to the earthquake and other impacts resulted in unit sales falling short of last year’s level not only in Japan but also in Europe and China. However, sales in the U.S. was solid. Especially the “imageRUNNER ADVANCE C2030/2020” color machine introduced last year as a compact model within the “imageRUNNER ADVANCE” series new generation multifunction devices sold well in the U.S., Europe and Asia.

* Shown equipped with options including the “POD deck A1”

imagePRESS C7010VPS

First jointly developed product with Océ N.V., combining our multifunctional color production printer, which boasts outstanding image quality and fine-details approaching that of offset printing, with an Océ printer controller.

In the market for digital production printers, we worked vigorously to develop sales for the “imagePRESS C7010VP,” which has realized high image quality approaching that of offset printing, the high-speed, monochrome “imageRUNNER ADVANCE 8000 PRO/6000” series, and other products introduced last year. Excluding the domestic market, which was significantly affected by the earthquake, healthy increases in unit sales were recorded with particularly strong performance in Europe. We have also begun to introduce the “imagePRESS C7010VPS,” starting with the U.S. and then European markets. This is the first jointly developed product with Océ N.V., which is the “imagePRESS C7010VP” equipped with Océ N.V.’s high-performance printer controller “PRISMAsync.”

Satera MF4410 A4 monochrome laser multifunction device offering output of 23 pages per minute and combining copying, printing, and scanning functions in a stylish, compact body.

As for multifunction devices for small to mid-sized businesses, domestic sales fell below the previous term’s level because of product supply shortages and price declines resulting from the earthquake, and sales in other regions resulted in the previous term’s level. Unit sales, however, expanded, particularly in Europe.

Regarding laser printers, orders for OEM-brand products, which plummeted in the first half of 2009, in turn, embarked on a rapid recovery, and unit sales continued to grow during the first half of the current business term. For Canon-brand products, sales development efforts for products such as the A4 monochrome machine “Satera LBP6700,” offering both 40 pages per minute high-speed output and high energy efficiency, held unit sales steady in Japan, while generating significantly higher sales in Europe.

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Canon Inc. 111th Interim Business Report

As for large-format inkjet printers, the gradual and modest recovery trend that began last year has continued, and sales of the “imagePROGRAF” series performed well overall, despite challenging conditions in Europe. In February, the introductions of the “iPF8300S/6300S,” new products in the same series offering both the high image quality needed for tasks such as poster printing and proofing (color proofing) and high productivity, met with positive market receptions.

As a result of the above, net sales for this business unit increased by 1.7% in comparison to the first half of 2010.

imagePROGRAF iPF8300S Large-format inkjet printer capable of handling needs ranging from poster printing to proofing (color proofing) all with the best balance of high speed and high image quality.

8

Business Conditions by Operations 2 Consumer Business Unit

The market for digital SLR cameras continued to grow, despite the impacts of the earthquake primarily on the domestic market since April. Under such conditions, we introduced and worked to develop sales of the “EOS Kiss X5” entry-level model equipped with the “Scene Intelligent Auto” mode for obtaining the optimal image quality for the shooting conditions and the “Vari-angle Clear View LCD monitor” making it possible to shoot from any angle. Meanwhile, sales of the “EOS Kiss X4” and the advanced amateur model “EOS 60D,” both introduced in the previous term, remained solid. Sales growth was especially strong in Asia, where unit sales surpassed those for the first half of the previous business term.

* Shown interchangeable lenses, EF-S18-55mm F3.5-5.6 IS II (fitted to the camera) and EF-S55-250mm F4-5.6 IS

EOS Kiss X5

Entry-level model digital SLR camera equipped with advanced fully automatic “Scene Intelligent Auto” mode and the “Vari-angle Clear View LCD monitor” making it possible to shoot from any angle.

PowerShot SX230 HS

Compact digital camera equipped with a 14x optical zoom lens for a wide variety of shooting needs, “HS SYSTEM” for low-light environments and GPS for automatic recording photo location information.

The market for compact digital cameras showed steady growth among emerging economies. Under these circumstances, we introduced three “IXY” series products, including the “IXY 31S” equipped with a 3.2-inch touch panel LCD monitor, and seven “PowerShot” series products, including the “PowerShot SX230 HS,” the first Canon camera equipped with GPS. Despite component supply shortages caused by the earthquake, which led to unit sales falling below the previous term’s level, sales shares were maintained, notably in the markets of North America, Europe and China.

In the digital video camcorder market, we introduced new products and raved high reviews. These new products include the “iVIS HF M41/ M43,” equipped with the high-performance “HD CMOS PRO” CMOS sensor used in professional HD video camcorders, and the “XA10,” which features the smallest, lightest-weight body we have ever offered in a professional video camcorder.

 9

Canon Inc. 111th Interim Business Report

Growth of the inkjet printer market was small at an overall level, but sales in the Asian, Central and South American, and other emerging economies remained strong. Furthermore, with damage from the earthquake kept to a minimum, our unit sales grew more than the growth in the market. We also introduced and worked to develop sales for the “PIXUS MX883,” “PIXUS MX420,” and other new business-use products. These efforts also produced steady sales of consumables. In February, we announced the introduction of the “DreamLabo 5000,” a new product for the retail photo industry (produces photo prints, albums, and other such products based on orders accepted through retail stores or websites) and our full-scale entry into the commercial photo printer market.

Meanwhile, in the image scanner market, we steadily built our sales, further solidifying our No. 1 market share position, despite the contracting overall market.

As a result of the above, net sales for this business unit decreased by 9.5% in comparison to the first half of 2010.

PIXUS MX883 Business-use inkjet multifunction device equipped with a 3.0-inch TFT monitor, “Dual Function Panel” that changes depending on function, and other features that vastly improve ease of use.

10

Business Conditions by Operations 3 Industry and Others Business Unit

Despite some lingering earthquake impacts during the first half of the current business term, the market for semiconductor lithography equipment, which experienced a rapid recovery in the previous term, is expected to perform higher growth than the previous term on an annual basis. Behind the anticipated performance is enormous demand for smartphone flash memory and others, which has device manufacturers eager to make capital investments. Under such conditions, the “FPA-5510iZ” and other i-line steppers have won strong customer support for their outstanding reliability, and unit sales grew as a result.

As for LCD lithography equipment, panel manufacturers actively invested in facilities for small- and mid-size LCD panels in response to heightened demand for smartphones and tablet PCs. Investments in facilities for the large-size panels that we excel at, however, reversed the course from the previous term, leaving unit sales significantly below the result for the first half of the previous business term.

In medical equipment, unit sales of our mainstay digital radiography systems rose steadily on rapid growth in the Chinese and other Asian markets. Both the “CXDI-50G” with its proven track record and the “CXDI-70C Wireless,” which leverages wireless technology to offer medical professionals vast improvements in operability, have been received well, and sales of them steadily expanded. In the area of ophthalmic products, unit sales of non-mydriatic digital retinal cameras, such as the “CR-2” introduced last year, rose.

FPA-5510iZ High throughput i-line stepper employing the FPA-5500 series platform with proven high performance and reliability, and a high-acceleration-compatible wafer stage.

CXDI-401C Digital radiography system equipped with highly sensitive, high-resolution area sensor and offering high-definition, high-image-quality diagnostic images at low radiation doses.

In document scanners handled by Canon Electronics Inc., although sales struggled for check scanners (Image Scanners specialized for scanning bills and check) in North America, sales grew steadily in the domestic and European markets and increased in other markets including Asia and South America.

  11

Canon Inc. 111th Interim Business Report

The die bonders handled by Canon Machinery Inc. booked fewer orders and sales. The company’s FA system-related devices, meanwhile, enjoyed significantly higher sales powered by growing orders for facilities related to secondary batteries for automobiles in places such as China and South Korea.

The semiconductor film deposition equipment handled by Canon ANELVA Corporation increased in sales on vigorous capital investment by semiconductor manufacturers in countries outside of Japan. Sales of film deposition equipment for magnetic heads and disks, however, declined on weak demand for PCs.

As a result of the above, net sales for this business unit decreased by 4.3% in comparison to the first half of 2010.

imageFORMULA DR-C125 Stylish document scanner that realizes an exceptionally small footprint by employing the new “Round Scan” paper transport technology.

12

Topics

TOPICS 1
Providing Aid to Areas Hit by the Great East Japan Earthquake

To aid the relief efforts for those affected by the Great East Japan Earthquake, the Canon Group made a donation of 300 million yen to the Japanese Red Cross Society. We also donated portable digital radiography systems that mainly consist of Canon’s medical digital radiography system “CXDI-55G” to support the medical activities of the said organization.

In addition to the above, the Canon Group is providing a diverse range of support such as the donation of 100 million yen to Fukushima Prefecture by Fukushima Canon Inc., free provision of a web conference system to businesses in disaster areas by Canon Marketing Japan Inc., and other support including donation and loan of products and provision of aid supplies. We will continue to contribute to the restoration and reconstruction of the affected areas.

TOPICS 2
The Tsuzuri Project: Donation of the “Wind God and Thunder God Screens”

In February, Canon Inc. and the Kyoto Culture Association (NPO) donated to Kenninji Temple a high-resolution facsimile of the “Wind God and Thunder God Screens” (by Tawaraya Sotatsu), a national treasure in the temple’s collection.

The “Wind God and Thunder God Screens” that has been donated this time is created as part of the fourth stage of the “Cultural Heritage Inheritance Project (Tsuzuri Project),” a social contribution activity for preserving cultural heritage and making use of high-resolution facsimiles launched by Canon Inc. and the Kyoto Culture Association in 2007.

This facsimile was also displayed in the Japanese pavilion at the Expo 2010 Shanghai China.

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Canon Inc. 111th Interim Business Report

TOPICS 3
Holding of the “Junior Photographers Photo Exhibition”

Canon Inc. held the “Junior Photographers Discovery! Impression! Exhibition 2011” from February to July at six locations nationwide and displayed about 70 pieces of unique photographs taken by children. “Junior Photographers” is a photo project to provide children with opportunities to convey their discoveries and impressions to others by means of photography.

Camera courses, photo sessions and presentation sessions have been held in cities in which nature is still alive and areas which are kept green.

Since the project started in 2004, the number of participants has reached around 6,500 in total, and the project area is spread throughout Japan.

TOPICS 4
Canon Vietnam Implemented Planting Forest Project

In March, Canon Vietnam Co., Ltd. implemented its Planting Forest Project, in continuation of its activities from last year.

The project is part of the social contribution activity “For a Green Vietnam.” Through the activity of planting forests, the project aims to protect the environment of Vietnam by reducing the amount of CO2 and alleviating natural disasters such as typhoons and floods, as well as to contribute to promoting housing stability for local residents.

On March 26, in Bac Giang Province, participants in the project, including the President & CEO of Canon Vietnam Co., Ltd., as well as teachers and around 500 pupils from a local high school, planted protective forest in around 20 hectares of land.

14

Consolidated Financial Results
Canon's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets	Millions of yen

	As of June 30, 2011	As of December 31, 2010 (Reference)
ASSETS

Current assets:

Cash and cash equivalents	848,619	840,579

Short-term investments	78,248	96,815

Trade receivables, net	492,157	557,504

Inventories	478,719	384,777

Prepaid expenses and other current assets	257,671	250,754

Total current assets	2,155,414	2,130,429

Noncurrent receivables	16,531	16,771

Investments	61,833	81,529

Property, plant and equipment, net	1,204,153	1,201,968

Intangible assets, net	150,404	153,021

Other assets	406,409	400,102

Total assets	3,994,744	3,983,820

	As of June 30, 2011		As of December 31, 2010 (Reference)
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	12,360		7,200

Trade payables	392,809		383,251

Accrued income taxes	58,391		72,482

Accrued expenses	274,584		299,710

Other current liabilities	161,993		134,298

Total current liabilities	900,137		896,941

Long-term debt, excluding current installments	5,572		4,131

Accrued pension and severance cost	200,468		197,609

Other noncurrent liabilities	77,837		75,502

Total liabilities	1,184,014		1,174,183

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders' equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,234		400,425

Legal reserve	57,851		57,930

Retained earnings	2,994,227		2,965,237

Accumulated other comprehensive income (loss)	(371,103)		(390,459)

Treasury stock, at cost	(611,856)		(562,113)

[Treasury shares] (share)	[118,196,149	]	[105,295,975	]

Total Canon Inc. stockholders’ equity	2,645,115		2,645,782

Noncontrolling interests	165,615		163,855
Total equity	2,810,730		2,809,637
Total liabilities and equity	3,994,744		3,983,820

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Canon Inc. 111th Interim Business Report

Consolidated Statements of Income	Millions of yen

	Six months ended June 30, 2011	Six months ended June 30, 2010 (Reference)
Net sales	1,675,765	1,725,884

Cost of sales	851,029	881,953

Gross profit	824,736	843,931

Operating expenses:

Selling, general and administrative expenses	517,649	490,825

Research and development expenses	146,174	152,825

	663,823	643,650

Operating profit	160,913	200,281

Other income (deductions):

Interest and dividend income	3,760	2,743

Interest expense	(672)	(953)

Other, net	(342)	(568)

	2,746	1,222

Income before income taxes	163,659	201,503

Income taxes	52,259	73,975

Consolidated net income	111,400	127,528

Less: Net income attributable to noncontrolling interests	2,077	3,079

Net income attributable to Canon Inc.	109,323	124,449

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheet as of June 30, 2011>
1.	Allowance for doubtful receivables:	14,452 million yen
2.	Accumulated depreciation:	2,016,701 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Guarantee obligations for bank loans taken out by employees:
15,919 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 297 and 13 respectively.
<Note to Per Share Information as of June 30, 2011>
Canon Inc. stockholders' equity per share		2,176.03 yen

Notes to Consolidated Statements of Income
<Note to Per Share Information for the six months ended June 30, 2011>
Net income attributable to Canon Inc. stockholders per share
	Basic	89.16 yen
	Diluted	89.16 yen

16

Company Profile (As of June 30, 2011)

Directors and Corporate Auditors
Position	Name	Business in Charge or Important Concurrent Posts

Chairman & CEO	Fujio Mitarai	Corporate Auditor of The Yomiuri Shimbun Holdings
President & COO	Tsuneji Uchida
Executive Vice President & CFO	Toshizo Tanaka	Senior General Manager of External
Relations Center
Senior General Manager of Corporate
Communications Center
Group Executive of Finance & Accounting
Headquarters
Vice Chairman of the Supervisory Board of
Océ N.V.
Executive Vice President & CTO	Toshiaki Ikoma	Group Executive of Corporate R&D Headquarters
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters Group Executive of Quality Management Headquarters
Managing Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters Group Executive of General Affairs Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Managing Director	Ryoichi Bamba	President & CEO of Canon Europa N.V. President & CEO of Canon Europe Ltd.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Managing Director	Haruhisa Honda	Group Executive of Manufacturing Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	*Yasuhiro Tani	Group Executive of Digital Platform Technology Development Headquarters
Director	*Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Corporate Auditor	Keijiro Yamazaki	Corporate Auditor of Canon Marketing Japan Inc.
Corporate Auditor	Shunji Onda	Corporate Auditor of Canon Electronics Inc.
Corporate Auditor	Tadashi Ohe	Attorney Corporate Auditor of Marui Group Co., Ltd. Corporate Auditor of Kao Corporation
Corporate Auditor	Kazunori Watanabe	Certified Public Accountant Corporate Auditor of Canon Electronics Inc.
Corporate Auditor	Kuniyoshi Kitamura	Corporate Auditor of Canon Marketing Japan Inc.

Executive Officers
Name	Business in Charge or Important Concurrent Posts

Sachio Kageyama	President & CEO of Canon Vietnam Co., Ltd.
Masahiro Haga	Adviser of Canon Finetech Inc.
Kengo Uramoto	Group Executive of Human Resources Management & Organization Headquarters
Masanori Yamada	Deputy Chief Executive of Office Imaging Products Operations
Akio Noguchi	Deputy Chief Executive of Peripheral Products Operations
Hiroyuki Suematsu	Deputy Chief Executive of Peripheral Products Operations
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc. Member of the Supervisory Board of Océ N.V.
Masato Okada	Deputy Chief Executive of Image Communication Products Operations
Yukiaki Hashimoto	Group Executive of Medical Equipment Group
Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Kenichi Nagasawa	Group Executive of Corporate Intellectual Property & Legal Headquarters
Akiyoshi Kimura	Deputy Chief Executive of Office Imaging Products Operations
Kazuto Ogawa	President & CEO of Canon Canada, Inc.
Naoji Otsuka	Deputy Chief Executive of Inkjet Products Operations
Kenji Kobayashi	Managing Director of Canon France S.A.S.
Ryuichi Ebinuma	Group Executive of Core Technology Development Group

Notes:	1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.
	2.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 110th Business Term held on March 30, 2011, and assumed their office.
3.

“Business in Charge or Important Concurrent Posts” of Director Mr. Haruhisa Honda, as of July 1, 2011, has been changed as follows.

Haruhisa Honda Group Executive of Production Engineering Headquarters

	4.	Corporate Auditors Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Corporate Auditors defined by Item 16, Article 2 of the Companies Act of Japan. Also, the Company has notified the above Outside Corporate Auditors as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.
5.

“Business in Charge or Important Concurrent Posts” of Executive Officer Mr. Sachio Kageyama , as of July 1, 2011, has been changed as follows.

Sachio Kageyama Group Executive of Global Manufacturing Headquarters

	6.	Executive Officer Mr. Masahiro Haga retired from his post as Executive Officer as of June 30, 2011, and assumed the office of Senior Managing Director at Canon Finetech Inc. as of July 1, 2011.

Accounting Auditor

Ernst & Young ShinNihon LLC

Hibiya Kokusai Building

2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

17

Canon Inc. 111th Interim Business Report

Number of Employees

Consolidated: 198,572 persons
(Increase of 1,186 persons from the end of the previous term)

Non-Consolidated: 25,656 persons
(Decrease of 363 persons from the end of the previous term)

Number of Consolidated Subsidiaries and Affiliates

Consolidated subsidiaries: 297 companies

Affiliated companies accounted for by the equity method: 13 companies

Number of Employees by Region (Consolidated)

18

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Canon Inc. 111th Interim Business Report

Japan

Canon Inc.

Headquarters [Tokyo]

Kawasaki Office [Kanagawa Pref.]

Ayase Plant [Kanagawa Pref.]

Hiratsuka Plant [Kanagawa Pref.]

Oita Plant [Oita Pref.]

Tamagawa Office [Kanagawa Pref.]

Kosugi Office [Kanagawa Pref.]

Toride Plant [Ibaraki Pref.]

Fuji-Susono Research Park [Shizuoka Pref.]

Yako Office [Kanagawa Pref.]

Utsunomiya Plant [Tochigi Pref.]

Ami Plant [Ibaraki Pref.]

R&D, Manufacturing and Marketing

Canon Electronics Inc. [Saitama Pref.]

Canon Finetech Inc. [Saitama Pref.]

Canon Precision Inc. [Aomori Pref.]

Canon Components, Inc. [Saitama Pref.]

Canon ANELVA Corporation [Kanagawa Pref.]

Canon Machinery Inc. [Shiga Pref.]

Tokki Corporation [Niigata Pref.]

Manufacturing

Oita Canon Inc. [Oita Pref.]

Canon Chemicals Inc. [Ibaraki Pref.]

Oita Canon Materials Inc. [Oita Pref.]

Fukushima Canon Inc. [Fukushima Pref.]

Nagahama Canon Inc. [Shiga Pref.]

Marketing

Canon Marketing Japan Inc. [Tokyo]

Canon System & Support Inc. [Tokyo]

Canon IT Solutions Inc. [Tokyo]

Canon Software Inc. [Tokyo]

20

Shares of the Company (As of June 30, 2011)

Number of Shares Issuable:	3,000,000,000 shares

Issued Shares:	1,333,763,464 shares

Capital Stock:	174,761,797,475 yen

Number of Shareholders:	188,832 persons

(Increase of 8,294 persons from the end of the previous term)

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	64,693	5.3
The Dai-ichi Life Insurance Company, Limited	62,360	5.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	57,911	4.8
Moxley and Co.	43,309	3.6
JP Morgan Chase Bank 380055	38,365	3.2
State Street Bank and Trust Company	29,494	2.4
State Street Bank and Trust Company 505223	28,268	2.3
Deutsche Securities Inc.	27,997	2.3
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	25,146	2.1
Sompo Japan Insurance Inc.	22,939	1.9

Notes:	1.	Shareholding ratio is calculated by deducting number of treasury shares (118,196 thousand shares) from total shares issued.
	2.	With respect to The Dai-Ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.

Share Options

    Share Options Issued as Stock Options

	Number of Share Options	Class and Number of Shares to be Acquired	Number of Holders
1st Share Options	5,580 options	Common stock 558,000 shares	59 persons
2nd Share Options	7,361 options	Common stock 736,100 shares	54 persons
3rd Share Options	8,680 options	Common stock 868,000 shares	61 persons
4th Share Options	9,000 options	Common stock 900,000 shares	61 persons

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Canon Inc. 111th Interim Business Report

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of the Company, please contact your securities company etc.
Address change, Name change, Inheritance, Dividend transfer designation, Requests for sales and additional purchases of shares less than one unit, Issuance of certification such as change in shares, etc.

2.	Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, please contact Mizuho Trust & Banking Co., Ltd. as shown below, since the company handles those procedures.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares): http://www.mizuho-tb.co.jp/daikou/index.html
Telephone	0120-288-324 (Toll free, available in Japan only), Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

* A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking, Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

How to receive dividends is shown on the backside of Receipt of Dividend.

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)         The method of depositing the dividends of all the issues, including shares of the Company, that are managed by a shareholder using securities company accounts into said securities company accounts (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts).

ii)         The method of transferring the dividends of all the issues, including shares of the Company, held by a shareholder into one and the same bank deposit account (System of receiving dividends in the account registered for receipt of dividends).

iii)       The method of transferring dividends into an account at a financial institution such as a bank, including Japan Post Bank (System of designating an account for each issue held).

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

Information for Shareholders

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Newspaper in which public notices are inserted	The Nihon Keizai Shimbun
Stock exchange listings	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code	7751

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Headquarters	URL
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501	Canon Inc.	canon.jp
Telephone: 03-3758-2111	Canon Global	www.canon.com